Exhibit 99.1
Global Traffic Network, Inc. Reports Fiscal Second Quarter 2007 Operating Results
Revenue Increases 58% over Second Quarter Fiscal 2006 Company Achieves Profitability for the Quarter
NEW YORK, Feb 13, 2007 (BUSINESS WIRE) — Global Traffic Network, Inc. (Nasdaq: GNET), a leading provider of custom traffic and news reports to radio and television stations outside the U.S., today announced its results for second quarter fiscal 2007.
Revenue for the three month period ended December 31, 2006 was $8.2 million compared to $5.2 million in 2005, an increase of 58 percent. The quarter’s revenue increase was attributable primarily to the Company’s radio and television reporting business in Australia. In addition, the Company generated revenues of $0.85 million from its Canadian operations, compared to no revenue in the prior year period. Revenue from the Company’s Australian operations increased by 43% in US$ and 38% in the local currency.
Operating, selling and general and administrative expenses in the fiscal second quarter were $7.6 million versus $4.9 million during the second quarter of fiscal 2006, an increase of 55 percent. The majority of this increase was due to costs associated with the Company’s operations in Canada. As of December 31, 2005, the Company had only provided traffic reports in one market for less than a month and currently provides traffic reports to radio stations in seven markets in Canada and commenced providing service to one television station during the quarter.
Operating income increased from $0.1 million for the fiscal second quarter 2006 to $0.4 million for the fiscal second quarter 2007. The growth in operating income is attributed to the continued success of the Company’s Australian operations, which increased its operating income to $1.6 million for the quarter as compared to $0.5 million for the fiscal second quarter 2006 .
For the three months ended December 31, 2006, the Company recorded net income of $44,000 compared to a loss of $0.1 million in the year ago quarter. This is the first quarter the Company has achieved positive net income since the Company’s initial public offering that closed in March 2006.
Revenue for the six month period ended December 31, 2006, was $14.3 million compared to $9.3 million for the six month period ended December 31, 2005, an increase of 54 percent. The period’s revenue increase is attributable primarily to the Company’s radio and television reporting business in Australia. In addition, the Company generated revenues of $1.4 million from its Canadian operations, which had not generated revenue during the six months ended December 31, 2006. Revenue from the Company’s Australian operations increased by 38% in US$ and 36% in the local currency.
Operating, selling and general and administrative expenses in the six month period ended December 31, 2006 were $14.3 million versus $9.7 million during the same period a year ago, an increase of 47 percent. The majority of this increase was due to costs associated with the Company’s operations in Canada. As of December 31, 2005, the Company had only provided traffic reports in one market for less than a month, and during the current six month period provided traffic reports to radio stations in its seven markets in Canada as well as one television station.
Operating loss narrowed to $0.4 million for the six month period ended December 31, 2006 from $0.6 million operating loss for the six month period ended December 31, 2005. The lower operating loss is attributed to the continued success of the Company’s Australian operations, which increased operating income to $1.8 million for the period as compared to $0.1 million for the same six month period in fiscal 2006.
For the six months ended December 31, 2006, the Company recorded a net loss of $0.8 million compared to a loss of $0.7 million in the year ago period. The increase in the net loss is due to the continued investment in the start-up of Canada which offset strong earnings growth in Australia.
Commenting on the quarter, William L. Yde III, Chairman, Chief Executive Officer and President of Global Traffic Network, said, “We are pleased with the results for the quarter, as we continue to show improvements in radio and television reporting across each of the geographic areas in which we operate. Our top market remains Australia, where we once again saw great revenue growth. The expansion of our services throughout the major markets in Canada remains on track. In less than a year we have gone from a start up to $850,000 of revenue in the current quarter. We have a solid infrastructure through which to grow our presence in the markets in which we currently operate, as well as move into new markets within the country.”
“This quarter is quite a milestone in our growth since it is our first profitable quarter since going public in March of last year. We expect to build on this success as we continue to grow our business in Australia and Canada, and commence operations in the United Kingdom,” continued Mr. Yde.
Conference Call
Global Traffic Network, Inc. will host a conference call at 8:30 a.m. EST on February 13, 2007, to discuss its fiscal second quarter results, as well as other relevant matters. To listen to the call, dial 1-800-418-7236 (domestic), or (973) 935-8757 (international). The participant code is 8403262. The call will also be available live on the Internet at www.globaltrafficnetwork.com and www.kcsa.com.
A replay of the call will be available from 10:30 a.m. on February 13, 2007 through 11:59 p.m. on February 20, 2007. To access the replay, please call 1-877-519-4471 in the United States or 973-341-3080 outside of the United States. To access the replay, participants will need to enter the participant code 8403262.
About Global Traffic Network
Global Traffic Network, Inc. (Nasdaq: GNET) is a leading provider of custom traffic and news reports to radio and television stations outside the U.S. The Company operates the largest traffic and news network in Australia, and operates seven traffic networks in Canada. In exchange for providing custom traffic and news reports, television and radio stations provide Global Traffic Network with commercial airtime inventory that the

Company sells to advertisers. As a result, radio and television stations incur no out-of -pocket costs when contracting to use Global Traffic Network’s services. For more information, visit the Company’s website at www.globaltrafficnetwork.com
This press release contains statements that constitute forward-looking statements. These statements reflect our current views with respect to future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those discussed under the heading “Risk Factors” and elsewhere in our annual report 10-K that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements anticipated or implied by these forward-looking statements. These statements can be recognized by the use of words such as “may,” “will,” “intend,” “ should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “ predict,” “potential,” “plan,” “is designed to,” “target” or the negative of these terms, and similar expressions. We do not undertake to revise any forward-looking statements to reflect future events or circumstances.

Global Traffic Network, Inc.
Income Statement Detail (Unaudited)
Three months ended December 31, 2006

	2006	2006	2006	2006	2006
	Australia	Canada	UK**	Corporate	Total
Net Revenues	$7,372	$850	$—	$—	$8,222
Operating Expenses
Traffic	2,623	1,182	10	—	3,815
News	1,102	—	—	—	1,102
TV	153	—	—	—	153
Selling, G&A	1,310	474	172	—	1,956
Corporate Overhead	379	82	—	—	461
Non-cash compensation	—	—	—	68	68
Depreciation/amortization	191	51	—	—	242

Operating income (loss)	1,614	(939)	(182)	(68)	425

Interest expense	32	—	—	—	32
Other (income)	(10)	—	—	(121)	(131)

Net income (loss) before taxes	1,592	(939)	(182)	53	524
Income tax expense	480	—	—	—	480
Net income (loss)	1,112	(939)	(182)	53	44

	2005	2005	2005	2005
	Australia	Canada*	Corporate	Total
Net Revenues	5,155	—	—	5,155
Operating Expenses
Traffic	2,312	85	—	2,397
News	878	—	—	878
TV	71	—	—	71
Selling, G&A	1,163	208	—	1,371
Corporate Overhead	111	—	116	227
Non-cash compensation	—	—	—	—
Depreciation/Amortization	127	3	—	130

Operating income (loss)	493	(296)	(116)	81

Interest expense	55	27	—	82
Other (income)	—	(2)	(31)	(33)

Net income (loss) before taxes	438	(321)	(85)	32
Income tax expense	134	—	—	134
Net income (loss)	304	(321)	(85)	(102)

*	Canadian Traffic Network ULC was formed July 5, 2005.

**	Global Traffic Network (UK) Limited was formed October 19, 2006

Global Traffic Network, Inc.
Income Statement Detail (Unaudited)
Six months ended December 31, 2006

	2006	2006	2006	2006	2006
	Australia	Canada	UK**	Corporate	Total
Net Revenues	$12,886	$1,444	$—	$—	$14,330
Operating Expenses
Traffic	5,081	2,315	10	—	7,406
News	2,173	—	—	—	2,173
TV	211	—	—	—	211
Selling, G&A	2,428	860	172	—	3,460
Corporate Overhead	825	131	—	—	956
Non-cash compensation	—	—	—	127	127
Depreciation/amortization	341	86	—	—	427

Operating income (loss)	1,827	(1,948)	(182)	(127)	(430)

Interest expense	72	38	—	—	110
Other (income) expense	(16)	1	—	(290)	(305)

Net income (loss) before taxes	1,771	(1,987)	(182)	163	(235)
Income tax expense	536	—	—	—	536
Net income (loss)	1,235	(1,987)	(182)	163	(771)

	2005	2005	2005	2005
	Australia	Canada*	Corporate	Total
Net Revenues	9,336	—	—	9,336
Operating Expenses
Traffic	4,559	138	—	4,697
News	1,760	—	—	1,760
TV	181	—	—	181
Selling, G&A	2,214	366	—	2,580
Corporate Overhead	226	—	227	453
Non-cash compensation	—	—	—	—
Depreciation/Amortization	254	3	—	257

Operating income (loss)	142	(507)	(227)	(592)

Interest expense	90	27	—	117
Other expense (income)	1	(2)	(26)	(27)

Net income (loss) before taxes	51	(532)	(201)	(682)
Income tax expense	20	—	—	20
Net income (loss)	31	(532)	(201)	(702)

*	Canadian Traffic Network ULC was formed July 5, 2005.

**	Global Traffic Network (UK) Limited was formed October 19, 2006

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	Dec. 31,	June 30,
	2006	2006
	(Unaudited)	(Unaudited)
ASSETS:
Current Assets:
Cash and cash equivalents	$9,881	$14,649
Accounts receivable net of allowance for doubtful accounts of $39 and $11 at December 31 and June 30, 2006	6,848	4,715
Prepaids and other current assets	255	350
Income tax receivable	28	26
Deferred tax assets	159	134

Total current assets	17,171	19,874
Property and equipment, net	5,600	4,188
Intangibles	30	29
Deferred tax assets	120	87
Other assets	170	110

Total assets	$23,091	$24,288

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Bank overdraft line of credit	$—	$611
Accounts payable and accrued expenses	5,400	3,872
Deferred revenue	62	—
Income taxes payable	560	132
Current portion of long term debt	605	557
Current portion of shareholder notes payable	—	2,000

Total current liabilities	6,627	7,172
Long term debt, less current portion	1,060	1,286
Other liabilities	371	222

Total liabilities	8,058	8,680
Shareholders’ Equity
Common stock, $.001 par value; 100,000,000 shares authorized; 12,870,000 shares issued and outstanding as of December 31 and June 30, 2006	13	13
Preferred stock, $.001 par value; 10,000,000 authorized; 0 issued and outstanding as of December 31 and June 30, 2006	—	—
Additional paid in capital	18,296	18,169
Accumulated other comprehensive income	383	314
Accumulated deficit	(3,659)	(2,888)

Total shareholders’ equity	15,033	15,608

Total liabilities and shareholders’ equity	$23,091	$24,288

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except share and per share amounts)

	Three Months Ended		Six Months Ended
	December 31		December 31
	2006	2005	2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$8,222	$5,155	$14,330	$9,336

Operating expenses	5,070	3,346	9,790	6,638
Selling, general and administrative expenses	2,485	1,598	4,543	3,033
Depreciation and amortization expense	242	130	427	257

Net operating income (loss)	425	81	(430)	(592)
Interest expense	32	82	110	117
Other (income)	(131)	(33)	(305)	(27)

Net income (loss) before income taxes	524	32	(235)	(682)
Income tax expense	480	134	536	20

Net income (loss)	$44	$(102)	$(771)	$(702)

Income (loss) per common share:
Basic	$0.00	$(0.01)	$(0.06)	$(0.08)
Diluted	$0.00	$(0.01)	$(0.06)	$(0.08)
Weighted average common shares outstanding:
Basic	12,870,000	8,500,000	12,870,000	8,500,000
Diluted	12,870,406	8,500,000	12,870,203	8,500,000

SOURCE: Global Traffic Network, Inc.

KCSA Worldwide
Todd Fromer / David Burke, 212-682-6300
tfromer@kcsa.com/dburke@kcsa.com
or
Global Traffic Network, Inc.
Scott Cody, 212-896-1255
Chief Financial Officer & Chief Operating Officer
scott.cody@globaltrafficnet.com